 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2023
Commission File No.:001-35773

REDHILL BIOPHARMA LTD.
(Translation of registrant’s name into English)

21 Ha'arba'a Street, Tel Aviv, 6473921, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Attached hereto and incorporated by reference herein is a press release issued by the Registrant entitled: “RedHill Biopharma Announces Q1/2023 Financial Results and Operational Highlights”.

This Form 6-K is hereby incorporated by reference into the Company's Registration Statements on Form S-8 filed with the Securities and Exchange Commission on May 2, 2013 (Registration No. 333-188286), on October 29, 2015 (Registration No. 333-207654), on July 25, 2017 (Registration No. 333-219441), on May 23, 2018 (Registration No. 333-225122), on July 24, 2019 (File No. 333-232776), on March 25, 2021 (File No. 333-254692), on May 3, 2021 (File No. 333-255710), on January 11, 2022 (File No. 333-262099) and on June 27, 2022 (File No. 333-265845), and its Registration Statements on Form F-3 filed with the Securities and Exchange Commission on March 30, 2021 (File No. 333-254848) and on July 29, 2021 (File No. 333-258259).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REDHILL BIOPHARMA LTD.
(the "Registrant")

Date: June 12, 2023	By:	/s/ Dror Ben-Asher
	Name:	Dror Ben-Asher
	Title:	Chief Executive Officer

Press Release

RedHill Biopharma Announces Q1/2023 Financial
Results and Operational Highlights

Q1/23 Talicia net revenues of $3.4 million; Cash balance of $28.8 million as of March 31,
20231; Extinguishment of all debt obligations in exchange for the transfer of rights in
Movantik®2 resulting in net income of $50.2 million for the first quarter of 2023
--
Opaganib selected by National Institutes of Health for Acute Radiation Syndrome
development support contract; RHB-107 outpatient COVID-19 development prioritized, including potential non-dilutive funding, following termination of RHB-204 Phase 3 study due to low accrual rate

TEL AVIV, Israel and RALEIGH, NC, June 12, 2023, RedHill Biopharma Ltd. (Nasdaq: RDHL) (“RedHill” or the “Company”), a specialty biopharmaceutical company, today reported its first quarter 2023 financial results and operational highlights.

Dror Ben-Asher, RedHill’s Chief Executive Officer, said: “2023 has commenced with purpose and clarity, with a streamlined cost-base and without the restrictive burden of debt. Commercial focus, once the Movantik transition period is complete, will see all efforts aligning to maximize Talicia and potentially secure additional revenue-generating products to further augment our commercial portfolio. There is equal clarity on the R&D front with full focus being applied to opaganib, RHB-107 and RHB-102. Opaganib’s current development for Acute Radiation Syndrome is under the guidance and full financial support of the NIH Radiation and Nuclear Countermeasures Program product development contract, while RHB-107’s late-stage development for non-hospitalized COVID-19 will benefit from the resources we are able to redirect from the terminated RHB-204 Phase 3 study. Additional antiviral research with NIH and the US Army also continues for both product candidates for pandemic preparedness purposes.”
_____________________________
1 Including cash, cash equivalents, short-term bank deposits and restricted cash.
2 Including all principal, interest, revenue interest, prepayment premiums and exit fees under the Credit Agreement between RedHill's U.S. subsidiary RedHill Biopharma Inc. and HCR Collateral Management LLC (“HCR”). Remaining pre-closing liabilities related to Movantik as of March 31, 2023, estimated at $27 million.

Financial results for the three months ended March 31, 2023 (Unaudited)3

Net Revenues for the first quarter of 2023 were $3.6 million, as compared to $12.8 million for the fourth quarter of 2022. The decrease is primarily related to the divestiture of Movantik, resulting in the discontinuation of revenue recognition from this product starting from February 2, 2023. Talicia net revenues for the first quarter of 2023 were $3.4 million, as compared to $2.2 million for the fourth quarter of 2022, primarily due to an increase of 20% in units sold.

Cost of Revenues for the first quarter of 2023 were $1.6 million, as compared to $8.6 million for the fourth quarter of 2022. This decrease can be primarily attributed to the divestiture of Movantik. As a result of this divestiture, both the recognition of revenue and the associated cost of revenues for this product were discontinued starting from February 2, 2023. Additionally, the amortization of the intangible asset related to Movantik was also discontinued as of that date.

Gross Profit for the first quarter of 2023 was $2.0 million, as compared to $4.2 million for the fourth quarter of 2022, in line with the decrease in Net Revenues and Cost of Revenues as explained above and primarily attributed to the divestiture of Movantik.

Research and Development Expenses for the first quarter of 2023 were $1.1 million, consistent with the fourth quarter of 2022.

Selling, Marketing and General and Administrative Expenses for the first quarter of 2023 were $10.9 million, as compared to $13.0 million for the fourth quarter of 2022. The difference was primarily attributable to the successful ongoing cost-reduction measures.

Other Income for the first quarter of 2023 was $39.1 million, as compared to no other income recognized for the fourth quarter of 2022. The other income was comprised of (i) $35.5 million from the sale of Movantik, calculated as the difference between the fair value of the rights and the carrying amount of this asset; and (ii) from transitional services fees provided to the buyer of Movantik.

Operating Income for the first quarter of 2023 was $29.1 million, as compared to an operating loss of $9.9 million for the fourth quarter of 2022, primarily attributed to the changes resulting from the sale of Movantik, as detailed above.

Financial Income, net for the first quarter of 2023 was $21.2 million, as compared to Financial Income, net of $6.2 million for the fourth quarter of 2022. The income recognized in the first quarter of 2023 was primarily related to gain resulting from the extinguishment of the HCR Collateral Management LLC (“HCR”) debt in exchange for the transfer of rights to Movantik, calculated as the difference between the carrying amount of the financial liability and the fair value of the rights transferred.
_____________________________
3 All financial highlights are approximate and are rounded to the nearest hundreds of thousands.

Net Income for the first quarter of 2023 was $50.2 million, as compared to Net Loss of $3.7 million for the fourth quarter of 2022, primarily attributed to the changes resulting from the sale of Movantik, as detailed above.

Total Assets as of March 31, 2023, were $58.8 million, as compared to $158.9 million as of December 31, 2022. The decrease was primarily attributable to the sale of Movantik, resulting in the transfer of the rights to Movantik, as well as to a significant decrease in the Trade Receivables balance following the sale of Movantik.

Total Liabilities as of March 31, 2023, were $56.8 million, as compared to $207.3 million as of December 31, 2022. This decrease was primarily due to the extinguishment of HCR debt in exchange for the transfer of Movantik rights, assumption of certain liabilities by HCR, and payments made towards pre-closing liabilities related to Movantik.

Net Cash Used in Operating Activities for the first quarter of 2023 was $7.2 million, as compared to $2.4 million for the fourth quarter of 2022. The difference was primarily attributed to the payments made towards the pre-closing liabilities related to Movantik.

Net Cash Provided by Financing Activities for the first quarter of 2023 was $4.8 million comprised primarily of prepayment from the registered direct offering that closed on April 3, 2023, and the decrease in restricted cash offset by payment in respect of intangible assets purchases.

Cash Balance as of March 31, 2023, was $28.8 million4.

Business updates

On May 15, 2023, the Company announced that it had received a written notification from the Nasdaq Stock Market LLC (“Nasdaq”) dated May 9, 2023, indicating that the Company is not in compliance with the minimum Market Value of Publicly Held Shares (“MVPHS”) set forth in the Nasdaq Rules for continued Nasdaq listing. Nasdaq Listing Rule 5450(b)(3)(C) requires companies to maintain a minimum MVPHS of US$15 million, and Listing Rule 5810(c)(3)(D) provides that a failure to meet the MVPHS requirement exists if the deficiency continues for a period of 30 consecutive business days. Pursuant to Nasdaq Listing Rule 5810(c)(3)(D), the Company has a compliance period of 180 calendar days (or until November 6, 2023) to regain compliance. If at any time during this compliance period the Company’s MVPHS closes at US$15 million or more for a minimum of ten consecutive business days, Nasdaq will notify the Company that it has achieved compliance with the MVPHS requirement, and the MVPHS matter will be closed. In the event the Company does not regain compliance with Rule 5450(b)(3)(C) prior to the expiration of the compliance period, it will receive written notification that its securities are subject to delisting. Alternatively, the Company may consider applying to transfer its securities to the Nasdaq Capital Market. This notification does not impact the listing and trading of the Company’s securities at this time.
_____________________________
4 Including cash, cash equivalents, short-term bank deposits and restricted cash.

On April 11, 2023, the Company announced that it had received confirmation from Nasdaq that it had regained compliance with the minimum bid price requirement under Nasdaq Listing Rule 5450(a)(1) for continued Nasdaq listing. To regain compliance with Nasdaq Listing Rule 5450(a)(1), the Company was required to maintain a minimum closing bid price of $1.00 or more for at least 10 consecutive trading days, which was achieved on April 5, 2023. Listing compliance follows the Company’s implementation of a ratio change of the Company’s American Depositary Shares (“ADSs”) to its non-traded ordinary shares from the previous ratio of one (1) ADS representing ten (10) ordinary shares to a new ratio of one (1) ADS representing four hundred (400) ordinary shares, which the Company announced on March 16, 2023. The ratio change came into effect on March 23, 2023, and the Company’s ADSs continue to be traded on Nasdaq under the symbol “RDHL” with a new CUSIP Number 757468202.

On April 3, 2023, the Company announced the closing of a $6 million registered direct offering for the purchase and sale of 1,500,000 of the Company’s ADSs (or ADS equivalents), Series A warrants to purchase up to an aggregate of 1,500,000 ADSs and Series B warrants to purchase up to an aggregate of 1,500,000 ADSs. The Series A warrants have an exercise price of $4.75 per ADS, are exercisable immediately and have a term of five years following issuance, and the Series B warrants have an exercise price of $4.00 per ADS, are exercisable immediately and have a term of nine months following issuance. 811,000 ADSs underlying pre-funded warrants purchased at the registered direct offering were exercised following the closing of the offering, announced April 3, 2023. The Company expects to recognize $1.1 million as a financial expense in the second quarter of 2023 due to the difference between the fair value of the warrants arising from the registered direct offering to the transaction price.

On February 6, 2023, the Company announced the extinguishment of all RedHill’s debt obligations (including all principal, interest, revenue interest, prepayment premiums and exit fees) under the Credit Agreement between RedHill’s U.S. subsidiary, RedHill Biopharma Inc., and HCR, announced February 25, 2020, as amended, in exchange for the transfer of its rights in Movantik® (naloxegol) to Movantik Acquisition Co., an affiliate of HCR. HCR assumed substantially all post-closing liabilities, and RedHill retained substantially all pre-closing liabilities relating to Movantik. As part of the parties’ arrangement, and to ensure continuous patient care, RedHill provides HCR with transition services for up to 12 months, paid for by HCR. HCR will retain security interests in certain RedHill assets until substantially all pre-closing liabilities relating to Movantik have been paid or other specific conditions are met.

In the first quarter of 2023, the Company sold 2,625 ADSs through its at-the-market facility at an average price of $7.34 per ADS, for aggregate net proceeds of approximately $20,000.

RedHill continues its litigation against Kukbo Co. Ltd. (“Kukbo”) which was filed on September 2022 as a result of Kukbo’s default in delivering to RedHill a total of $6.5 million under the Subscription Agreement, dated October 25, 2021 and the Exclusive License Agreement, dated March 14, 2022. Following a recent court decision on RedHill’s motion to dismiss Kukbo’s counterclaims, which accepted certain claims of RedHill and rejected others, RedHill filed a motion to reargue (a motion to clarify and correct some of the court’s rulings). RedHill further plans to continue to rigorously pursue the Kukbo litigation.

RedHill is actively pursuing strategic business development transactions, including potential in-licensing revenue-generating assets in the U.S. and out-licensing certain RedHill development pipeline assets.

Commercial Highlights

Talicia® (omeprazole magnesium, amoxicillin and rifabutin)5
•
Q1/23 saw Talicia recording a 9.6% increase in new prescriptions compared to the same period last year, maintaining its place as the leading prescribed branded H. pylori therapy by U.S. gastroenterologists[6].

•
On May 9, 2023, the Company announced new Talicia PBPK modeling data, published in AP&T Journal[7], showing that generically substituted regimens are non-bioequivalent to Talicia. Separately, new Talicia PBPK modeling data, presented at Digestive Diseases Week (DDW) 2023, supports bioequivalence between TID and Q8H dosing regimens for Helicobacter pylori (H. pylori) eradication therapy; TID dosing is thought to promote patient adherence without impacting efficacy.

•
On March 21, 2023, the Company announced the establishment of a warranty program for Talicia, in which RedHill committed to reimburse patient out of pocket costs should Talicia not work. This warranty commitment extends to all commercially insured and non-insured Talicia patients who complete the full 14-day treatment course and whose infection is not eradicated based on post-treatment confirmation testing[8]. It is believed that this is the first time a warranty program has been offered for a widespread community (non-hospital) treated condition, lowering the bar for patient access.

•	Total Talicia coverage stood at more than 202 million American lives as of March 31, 2023.
_____________________________
5 Talicia® (omeprazole magnesium, amoxicillin and rifabutin) is indicated for the treatment of H. pylori infection in adults. For full prescribing information see: www.Talicia.com.
6 IQVIA XPO Data on file
7 Howden et al. Physiologically based pharmacokinetic modelling to predict intragastric rifabutin concentrations in the treatment of Helicobacter pylori infection. Alimentary Pharmacology and Therapeutics, April 2023. https://doi.org/10.1111/apt.17526
8 Talicia Warranty Program eligibility: https://www.talicia.com/wp-content/uploads/2022/05/RHTC697-Cash-Pay-Warranty-Program-Leave-Behind.pdf

Aemcolo® (rifamycin)9
•
On December 5, 2022, the Company announced that the FDA Exclusivity Board has granted Aemcolo five years’ exclusivity under the FDA’s Qualified Infectious Disease Product (QIDP) designation in addition to the five years NCE data exclusivity, extending regulatory exclusivity through to 2028.

Movantik® (naloxegol)10
•
On February 6, 2023, the ownership of Movantik was transitioned to Movantik Acquisition Co., an affiliate of HCR, in exchange for extinguishment of all RedHill’s debt obligations with HCR. Movantik is no longer a RedHill product. Revenues for Movantik were recorded up to and including February 1, 2023.

•	As part of the agreement, and to ensure continuous patient care, RedHill is providing HCR with transition services for up to 12 months, paid for by HCR.

R&D Highlights

Opaganib (ABC294640)11 – A novel broad-acting, host-directed oral antiviral targeting radioprotection, COVID-19, other viruses as part of a pandemic preparedness approach, inflammatory indications and oncology.

Nuclear Medical Countermeasures (Acute Radiation Syndrome):
•
On February 28, 2023, the Company announced that the Radiation and Nuclear Countermeasures Program (RNCP), of the National Institute of Allergy and Infectious Diseases, part of the National Institutes of Health, has selected opaganib for the nuclear medical countermeasures product development pipeline as a potential treatment for Acute Radiation Syndrome (ARS). As part of this collaboration, contractors directed and supported by the RNCP will undertake studies, designed in collaboration with RedHill, to test opaganib in established ARS models. This follows the February 15, 2023, announcement that the FDA provided guidance on the use of the Animal Rule for opaganib's developmental pathway for Acute Radiation Syndrome (ARS), utilizing pivotal animal model efficacy studies instead of human clinical trials. Sponsors of approved medical countermeasures are eligible for a Priority Review Voucher. These announcements followed publication of data from eight U.S. government-funded in vivo studies, and additional experiments, indicating that opaganib was associated with:

o	Protection of normal tissue, including gastrointestinal, from radiation damage due to ionizing radiation exposure or cancer radiotherapy.
o	Improvement of antitumor activity, response to chemoradiation, and enhancement of tolerability and survival.
•	Additional collaboration discussions with U.S. and other governments are ongoing.
_____________________________
9 Aemcolo® (rifamycin) is indicated for the treatment of travelers’ diarrhea caused by noninvasive strains of Escherichia coli in adults. For full prescribing information see: www.aemcolo.com.
10 Movantik® (naloxegol) is indicated for opioid-induced constipation (OIC). Full prescribing information see: www.movantik.com.
11 Opaganib is an investigational new drug, not available for commercial distribution.

Pandemic preparedness and oncology:
•	Preclinical development of opaganib, in collaboration with the US Army and NIAID, for various antiviral indications is ongoing.
•
On May 1, 2023, the Company announced that the U.S. Patent and Trademark Office (USPTO) had granted a new patent for opaganib in respect to combination compositions for treatment of cancer, extending protection to October 2036.

RHB-107 (upamostat)12 – A novel broad-acting, host-directed oral antiviral targeting COVID-19, other viruses as part of a pandemic preparedness approach, inflammatory and oncology indications.

Outpatient treatment of COVID-19:
•
On January 3, 2023, the Company announced publication of positive data from a Phase 2 study of once-daily oral investigational RHB-107 (upamostat) in non-hospitalized symptomatic COVID-19 patients, in the peer-reviewed International Journal of Infectious Diseases[13]. The study showed that RHB-107 successfully met the primary endpoint of safety and tolerability and delivered promising efficacy results, despite the small number of patients in each treatment group, including faster recovery from severe COVID-19 symptoms and 100% reduction in hospitalization due to COVID-19.

•	Discussions are ongoing for external non-dilutive funding for additional late-stage COVID-19 clinical development.

Pandemic preparedness / additional viral indications:
•
RHB-107 is also the subject of several cooperative research projects with government and non-government bodies, evaluating RHB-107 against multiple viral targets, including influenza and Ebola (amongst others).

RHB-102 (BEKINDA) – Oncology Support
•
On May 1, 2023, the Company announced that the European Patent Office granted RHB-102 (BEKINDA), a 24-hr bimodal release, once-daily oral tablet formulation of ondansetron, a patent covering antiemetic extended-release solid dosage forms for the prevention of nausea and vomiting (CINV/RINV). The patent provides the potential for UK and EU protection of RHB-102 to March 2034.

•
On February 16, 2023, the Company announced that it held a positive pre-Marketing Authorisation Application meeting with the UK Medicines & Healthcare products Regulatory Agency (MHRA) with regard to seeking marketing approval for RHB-102 (BEKINDA) for oncology support (management of nausea and vomiting induced by cytotoxic chemotherapy and radiotherapy, also referred to as CINV and RINV).

•	Discussions for potential commercialization partners are ongoing.

RHB-204 - Pulmonary Nontuberculous Mycobacteria (NTM) Disease14 (NTM)
•
On May 22, 2023, the Company announced the termination of RHB-204's U.S. Phase 3 study for non-tuberculosis mycobacteria (NTM) disease due to a very low accrual rate. This decision is intended to enable the Company to better focus its resources on key pipeline catalysts and revenue-generating product acquisition, while searching for out-licensing partners for RHB-204.

_____________________________
14 RHB-204 is an investigational new drug, not available for commercial distribution.

About RedHill Biopharma
RedHill Biopharma Ltd. (Nasdaq: RDHL) is a specialty biopharmaceutical company primarily focused on gastrointestinal and infectious diseases. RedHill promotes the gastrointestinal drugs, Talicia® for the treatment of Helicobacter pylori (H. pylori) infection in adults15, and Aemcolo® for the treatment of travelers’ diarrhea in adults16. RedHill’s key clinical late-stage development programs include: (i) opaganib (ABC294640), a first-in-class oral broad-acting, host-directed SPHK2 selective inhibitor with potential for pandemic preparedness, targeting multiple indications with a U.S. Government collaboration for development for Acute Radiation Syndrome (ARS), a Phase 2/3 program for hospitalized COVID-19, and a Phase 2 program in oncology; (ii) RHB-107 (upamostat), an oral broad-acting, host-directed, serine protease inhibitor with potential for pandemic preparedness is in late-stage development as a treatment for non-hospitalized symptomatic COVID-19, and is also targeting multiple other cancer and inflammatory gastrointestinal diseases; (iii) RHB-102, with potential UK submission for chemotherapy and radiotherapy induced nausea and vomiting, positive results from a Phase 3 study for acute gastroenteritis and gastritis and positive results from a Phase 2 study for IBS-D; (iv) RHB-104, with positive results from a first Phase 3 study for Crohn's disease; and (v) RHB-204, a Phase 3-stage program for pulmonary nontuberculous mycobacteria (NTM) disease. More information about the Company is available at www.redhillbio.com/ twitter.com/RedHillBio.

This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may be preceded by the words "intends," "may," "will," "plans," "expects," "anticipates," "projects," "predicts," "estimates," "aims," "believes," "hopes," "potential" or similar words and include statements regarding anticipated the addition of new revenue generating products, out-licensing of the Company’s development pipeline assets, timing of opaganib’s development for Acute Radiation Syndrome, non-dilutive development funding from RHB-107 and its inclusion in a key platform study. Forward-looking statements are based on certain assumptions and are subject to various known and unknown risks and uncertainties, many of which are beyond the Company’s control and cannot be predicted or quantified, and consequently, actual results may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, without limitation, the risk that the addition of new revenue generating products or out-licensing transactions will not occur; the risk that acceptance onto the RNCP Product Development Pipeline will not guarantee ongoing development or that any such development will not be completed or successful; the risk that the FDA does not agree with the Company’s proposed development plans for opaganib for any indication, the risk that observations from preclinical studies are not indicative or predictive of results in clinical trials; the risk that the FDA pre-study requirements will not be met and/or that the Phase 3 study of RHB-107 in COVID-19 outpatients will not be approved to commence or if approved, will not be completed or, should that be the case, that we will not be successful in obtaining alternative non-dilutive development funding for RHB-107,  the risk that HB-107’s late-stage development for non-hospitalized COVID-19 will not benefit from the resources redirected from the terminated RHB-204 Phase 3 study, that the Phase 2/3 COVID-19 study for RHB-107 may not be successful and, even if successful, such studies and results may not be sufficient for regulatory applications, including emergency use or marketing applications, and that additional COVID-19 studies for opaganib and RHB-107 are likely to be required, as well as risks and uncertainties associated with the risk that the Company will not successfully commercialize its products; as well as risks and uncertainties associated with (i) the initiation, timing, progress and results of the Company's research, manufacturing, pre-clinical studies, clinical trials, and other therapeutic candidate development efforts, and the timing of the commercial launch of its commercial products and ones it may acquire or develop in the future; (ii) the Company's ability to advance its therapeutic candidates into clinical trials or to successfully complete its pre-clinical studies or clinical trials or the development of a commercial companion diagnostic for the detection of MAP; (iii) the extent and number and type of additional studies that the Company may be required to conduct and the Company's receipt of regulatory approvals for its therapeutic candidates, and the timing of other regulatory filings, approvals and feedback; (iv) the manufacturing, clinical development, commercialization, and market acceptance of the Company's therapeutic candidates and Talicia®; (v) the Company's ability to successfully commercialize and promote Talicia® and Aemcolo®; (vi) the Company's ability to establish and maintain corporate collaborations; (vii) the Company's ability to acquire products approved for marketing in the U.S. that achieve commercial success and build its own marketing and commercialization capabilities; (viii) the interpretation of the properties and characteristics of the Company's therapeutic candidates and the results obtained with its therapeutic candidates in research, pre-clinical studies or clinical trials; (ix) the implementation of the Company's business model, strategic plans for its business and therapeutic candidates; (x) the scope of protection the Company is able to establish and maintain for intellectual property rights covering its therapeutic candidates and its ability to operate its business without infringing the intellectual property rights of others; (xi) parties from whom the Company licenses its intellectual property defaulting in their obligations to the Company; (xii) estimates of the Company's expenses, future revenues, capital requirements and needs for additional financing; (xiii) the effect of patients suffering adverse experiences using investigative drugs under the Company's Expanded Access Program; (xiv) competition from other companies and technologies within the Company's industry; and (xv) the hiring and employment commencement date of executive managers. More detailed information about the Company and the risk factors that may affect the realization of forward-looking statements is set forth in the Company's filings with the Securities and Exchange Commission (SEC), including the Company's Annual Report on Form 20-F filed with the SEC on April 28, 2023. All forward-looking statements included in this press release are made only as of the date of this press release. The Company assumes no obligation to update any written or oral forward-looking statement, whether as a result of new information, future events or otherwise unless required by law.

Company contact:
Adi Frish
Chief Corporate and Business Development Officer
RedHill Biopharma
+972-54-6543-112
adi@redhillbio.com

Category: Financials
_____________________________
15 Talicia® (omeprazole magnesium, amoxicillin and rifabutin) is indicated for the treatment of H. pylori infection in adults. For full prescribing information see: www.Talicia.com.
16 Aemcolo® (rifamycin) is indicated for the treatment of travelers’ diarrhea caused by noninvasive strains of Escherichia coli in adults. For full prescribing information see: www.aemcolo.com.

REDHILL BIOPHARMA LTD.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE (INCOME) LOSS
(Unaudited)

	Three Months Ended
	March 31,
	2023	2022
	U.S. dollars in thousands
NET REVENUES	3,599	13,104
COST OF REVENUES	1,612	6,293
GROSS PROFIT	1,987	6,811
RESEARCH AND DEVELOPMENT EXPENSES	1,084	3,062
SELLING AND MARKETING EXPENSES	5,110	12,560
GENERAL AND ADMINISTRATIVE EXPENSES	5,797	7,818
OTHER INCOME	(39,084)	—
OPERATING (INCOME) LOSS	(29,080)	16,629
FINANCIAL INCOME	21,582	10
FINANCIAL EXPENSES	421	3,909
FINANCIAL (INCOME) EXPENSES, net	(21,161)	3,899
(INCOME) LOSS AND COMPREHENSIVE (INCOME) LOSS FOR THE PERIOD	(50,241)	20,528
(INCOME) LOSS PER ORDINARY SHARE, basic and diluted (U.S. dollars):	(0.05)	0.04

REDHILL BIOPHARMA LTD.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(Unaudited)

	March 31,	December 31,
	2023	2022
	U.S. dollars in thousands
CURRENT ASSETS:
Cash and cash equivalents	17,571	19,968
Bank deposits	15	15
Restricted cash	11,047	16,000
Trade receivables	6,854	34,521
Prepaid expenses and other receivables	5,170	4,387
Inventory	5,859	11,009
	46,516	85,900
NON-CURRENT ASSETS:
Restricted cash	146	150
Fixed assets	444	502
Right-of-use assets	6,127	6,692
Intangible assets	5,601	65,626
	12,318	72,970
TOTAL ASSETS	58,834	158,870

CURRENT LIABILITIES:
Account payable	4,366	4,230
Lease liabilities	979	1,032
Allowance for deductions from revenue	25,967	47,870
Accrued expenses and other current liabilities	17,126	17,949
Borrowing	—	115,216
Payable in respect of intangible assets purchase	—	11,157
	48,438	197,454
NON-CURRENT LIABILITIES:
Lease liabilities	6,015	6,443
Derivative financial instruments	1,627	2,623
Royalty obligation	750	750
	8,392	9,816
TOTAL LIABILITIES	56,830	207,270

EQUITY (Capital Deficiency):
Ordinary shares	2,845	2,835
Additional paid-in capital	382,634	382,625
Accumulated deficit	(383,475)	(433,860)
TOTAL EQUITY (Capital Deficiency)	2,004	(48,400)
TOTAL LIABILITIES AND EQUITY (Capital Deficiency)	58,834	158,870

REDHILL BIOPHARMA LTD.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(Unaudited)

	Three Months Ended
	March 31,
	2023	2022

OPERATING ACTIVITIES:
Comprehensive income (loss)	50,241	(20,528)
Adjustments in respect of income and expenses not involving cash flow:
Share-based compensation to employees and service providers	144	2,306
Depreciation	460	537
Amortization and impairment of intangible assets	60,025	1,601
Non-cash expenses related to borrowing and payable in respect of intangible assets purchase	(119,818)	3,123
Fair value (gains) on derivative financial instruments	(996)	—
Exchange differences and revaluation of bank deposits	2	4
	(60,183)	7,571
Changes in assets and liability items:
Decrease (increase) in trade receivables	27,667	5,743
Decrease (increase) in prepaid expenses and other receivables	(783)	1,154
Decrease in inventories	5,150	538
Increase (decrease) in accounts payable	136	(5,958)
Increase (decrease) in accrued expenses and other liabilities	(7,511)	1,514
Increase (decrease) in allowance for deductions from revenue	(21,903)	5,811
	2,756	8,802
Net cash used in operating activities	(7,186)	(4,155)
INVESTING ACTIVITIES:
Purchase of fixed assets	—	(13)
Change in investment in current bank deposits	—	8,500
Net cash provided by investing activities	—	8,487
FINANCING ACTIVITIES:
Advance proceeds from issuance of ordinary shares and warrants	6,708	713
Repayment of payable in respect of intangible asset purchase	(6,555)	(5,542)
Decrease in restricted cash	4,953	—
Payment of principal with respect to lease liabilities	(296)	(115)
Net cash (used in) provided by financing activities	4,810	(4,944)
DECREASE IN CASH AND CASH EQUIVALENTS	(2,376)	(612)
EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS	(21)	(15)
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	19,968	29,474
BALANCE OF CASH AND CASH EQUIVALENTS AT THE END OF PERIOD	17,571	28,847
SUPPLEMENTARY INFORMATION ON INTEREST RECEIVED IN CASH	54	11
SUPPLEMENTARY INFORMATION ON INTEREST PAID IN CASH	158	772
SUPPLEMENTARY INFORMATION ON NON-CASH INVESTING AND FINANCING ACTIVITIES:
Acquisition of right-of-use assets by means of lease liabilities	—	4,767
Settlement of borrowings through the transfer of rights of an asset.	115,216	—